UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
Form 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from               to

Commission file number 1-14035

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Stage Stores, Inc. Nonqualified Deferred Compensation Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Stage Stores, Inc.
2425 West Loop South
Houston, Texas 77027

TABLE OF CONTENTS

Page No.

Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available for Plan Benefits -
December 31, 2015 and 2014	4

Statements of Changes in Net Assets Available for Plan Benefits -
Years Ended December 31, 2015, 2014 and 2013	5

Notes to Financial Statements	6

Schedules I, II and III have been omitted because the required information is shown in the financial statements or notes, or the information is not applicable to this Plan.

SIGNATURE	11

Exhibit 23 - Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee and Participants of
Stage Stores, Inc. Nonqualified Deferred Compensation Plan
Houston, Texas

We have audited the accompanying statements of net assets available for plan benefits of Stage Stores, Inc. Nonqualified Deferred Compensation Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for plan benefits for the years ended December 31, 2015, 2014 and 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for plan benefits for the years ended December 31, 2015, 2014 and 2013, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Houston, Texas
March 15, 2016

STAGE STORES, INC. NONQUALIFIED DEFERRED COMPENSATION PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,
	2015	2014
Assets:
Investments, at fair value:
Mutual funds	$11,491,161	$13,269,347
Stage Stores, Inc. common stock, 130,130 and 55,919 shares with a cost basis of $1,468,105 and $943,310, respectively	1,185,480	1,157,519
Net assets available for plan benefits	$12,676,641	$14,426,866

The accompanying notes are an integral part of these financial statements.

STAGE STORES, INC. NONQUALIFIED DEFERRED COMPENSATION PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

	For the Year Ended December 31,
	2015	2014	2013
Additions:
Net investment income:
Dividend and interest income on investments in:
Mutual funds	$579,612	$977,358	$931,135
Stage Stores, Inc. common stock	21,388	31,397	27,537
Net (depreciation) appreciation in fair value of investments	(972,164)	(334,047)	1,543,193
	(371,164)	674,708	2,501,865
Contributions:
Employer	1,059,787	816,691	1,488,348
Participant	1,275,498	981,187	2,368,487
	2,335,285	1,797,878	3,856,835
Total additions	1,964,121	2,472,586	6,358,700

Deductions:
Distributions to participants	3,714,346	4,791,646	2,498,565

Net (decrease) increase in assets	(1,750,225)	(2,319,060)	3,860,135

Net assets available for plan benefits:
Beginning of year	14,426,866	16,745,926	12,885,791
End of year	$12,676,641	$14,426,866	$16,745,926

The accompanying notes are an integral part of these financial statements.

Stage Stores, Inc. Nonqualified Deferred Compensation Plan
Notes to Financial Statements

1. PLAN DESCRIPTION
The following description of the Stage Stores, Inc. Nonqualified Deferred Compensation Plan ("Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.
General
The Plan is a defined contribution plan and was established on January 1, 2002 by Stage Stores, Inc. ("Company") for the purpose of attracting and retaining highly qualified individuals for the successful conduct of the Company's business by helping to provide for the retirement of the Company's key employees selected to participate in the Plan.
The Plan covers key employees ("Participants"), the selection of which remains at the sole discretion of the Plan Administrative Committee ("Committee") of the Company, as defined in the Plan document. As of December 31, 2015 and 2014, there were 33 and 36 Participants in the Plan, respectively.
Administration of the Plan
Since April 1, 2013, Fidelity Management Trust Company ("Plan Administrator") has administered all mutual funds and the Company Stock Investment Option, executed all investment transactions, served as the Plan's trustee and held the Plan assets.
Contributions
Participants may elect to contribute up to fifty percent (50%) of pretax annual compensation and up to one hundred percent (100%) of the Participant's bonus. Employer matching contributions are determined by the Committee.
Participant Accounts
The Company maintains a Participant Account ("Account") for each Participant deferring compensation to the Plan. The Account is adjusted for the Participant deferral/contribution, employer match, investment gains or losses and payments or distributions attributable to that Account.
Effective June 5, 2008, the Company amended the Plan to include a stock investment option wherein Participants can elect to invest a portion of their deferrals in the Company's common stock ("Company Stock Investment Option"). Effective April 1, 2013, the Company amended and restated the Plan and the terms and conditions of the Company Stock Investment Option to provide that Participant contributions and employer matching contributions designated toward the purchase of Company stock are applied to the purchase of Company stock in the open market in "real time" as those contributions are received rather than on the last trading day of the calendar month. These shares are held in a grantor trust. The number of shares of common stock credited to a Participant's Account shall be adjusted, as appropriate, to reflect any stock split, any dividends or deemed dividends, any recapitalization of the Company, or any reorganization of the Company. Shares of common stock will be issued in the name of the Plan. Company stock in a Participant’s Account at the time in which the Participant is no longer a Plan Participant will remain in the Account until six months after the Participant is no longer an employee of the Company. Investments in Company stock may not be settled in cash.
Vesting
Participants are immediately vested in their contributions, the Company's matching contributions and earnings on the contributions.
Payment of Benefits
On termination of service, a participant may generally elect to receive either a lump sum amount equal to the value of the participant's vested interest in his or her account or annual installments over a 2 to 5 year period.
Plan Termination
   Although it has not expressed any intent to do so, the Company retains the unilateral power to amend or terminate the Plan at any time.  No such amendment or termination shall adversely affect any Participant or their beneficiaries with respect to their right to receive the value of their vested Accounts, determined as of the later of the date that the Plan amendment or termination is adopted or by its terms to be effective, without the consent of affected Participants or their beneficiaries.

Stage Stores, Inc. Nonqualified Deferred Compensation Plan
Notes to Financial Statements - (continued)

2.  SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting.  The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).
Use of Estimates.  The preparation of financial statements in accordance with U.S. GAAP requires the Committee to make estimates and assumptions that affect the reported amounts of assets and changes therein, and disclosure of contingent assets at the date of the financial statements.  Actual results could differ from those estimates.
Investment Valuation and Income Recognition.  The Plan's investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's investments include publicly traded mutual funds and shares of Company stock both of which are valued based on quoted market prices on the last business day of the Plan year.  The change in market value of the investments is reflected in the Statements of Changes in Net Assets Available for Plan Benefits as appreciation /depreciation in the fair market value of investments.  Refer to Note 4 for further details related to the Plan's fair value valuation methods.  Realized gains and losses on investments are calculated using average cost.  Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.
Distributions.  Distributions to participants are recorded when paid.
Risks and Uncertainties. Investment securities, in general, are exposed to various risks, such as interest rate, liquidity risk, credit and overall market volatility risk.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such a change could materially affect participant's account balances and the amount reported in the Statements of Net Assets Available for Plan Benefits.
Recent Accounting Standards. In July 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts but will continue to provide certain disclosures that help users understand the nature and risks of fully benefit-responsive investment contracts. Upon adoption, contract value will be the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III provides a practical expedient to permit plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan's fiscal year-end, when the fiscal period does not coincide with month-end. The ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts I and III are not applicable to the Plan.  The Committee has early adopted Part II of ASU 2015-12 and its application was applied retrospectively.

Stage Stores, Inc. Nonqualified Deferred Compensation Plan
Notes to Financial Statements - (continued)

3.  INVESTMENTS
The following table sets forth the Plan's investments by individual fund for the periods presented:

	December 31,
	2015			2014
	Shares	Price Per Share	Investments at Fair Value	Shares	Price Per Share	Investments at Fair Value
Mutual funds:
American Century Equity Inc	76,613	$7.96	$609,838	97,890	$8.75	$856,538
American Century Mid Cap Value Inv	9,692	14.59	141,401	18,562	16.45	305,337
Blackrock Equity Dividend I	36,333	21.00	762,984	37,470	24.95	934,881
Blackrock Intl Opportunity Inst	31,491	32.17	1,013,078	34,432	32.45	1,117,317
Columbia Balanced R5	26,060	35.53	925,918	30,841	36.28	1,118,917
Fidelity Adv Materials Inst	683	68.50	46,804	675	76.87	51,869
Fidelity Adv Mid Cap II Z	11,301	18.11	204,670	18,413	19.27	354,816
Fidelity Adv New Insights Z	66,638	26.65	1,775,905	72,414	27.17	1,967,501
Fidelity Contrafund	6,271	98.95	620,482	8,384	97.97	821,392
Fidelity Dividend Growth	3,890	30.29	117,817	9,037	33.42	302,015
Fidelity Government Income	13,839	10.30	142,542	14,760	10.51	155,127
Fidelity Government Money Market Prime	1,000,328	1.00	1,000,328	—	—	—
Fidelity Spartan 500 Index	8,498	71.80	610,192	9,078	72.85	661,338
Fidelity US Government Reserves	—	—	—	540,488	1.00	540,488
Franklin High Income Adv	114,514	1.67	191,238	134,954	1.98	267,210
Heartland Value Plus IS	3,389	23.97	81,235	8,608	31.57	271,742
Lord Abbett Fundamental Equity I	49,341	11.82	583,213	60,133	13.53	813,601
MFS New Discovery R4	3,013	23.42	70,574	10,193	23.87	243,318
NB Real Estate Inst	15,060	13.89	209,188	16,911	14.74	249,267
Oppenheimer Developing Markets I	16,442	29.98	492,944	18,377	35.06	644,292
Pimco Real Return Inst	8,382	10.51	88,098	7,024	10.92	76,704
Pimco Total Return Inst	55,269	10.07	556,556	50,487	10.66	538,188
T. Rowe Price Retirement 2005	6,020	12.43	74,833	—	—	—
T. Rowe Price Retirement 2020	2,582	19.69	50,842	91	20.71	1,879
T. Rowe Price Retirement 2025	6,997	14.95	104,603	6,947	15.71	109,135
T. Rowe Price Retirement 2030	6,302	21.81	137,456	3,124	23.02	71,916
T. Rowe Price Retirement 2035	5,675	15.79	89,608	4,158	16.66	69,272
T. Rowe Price Retirement 2040	8,989	22.58	202,965	3,844	23.92	91,941
T. Rowe Price Retirement 2045	—	—	—	307	16.00	4,916
T. Rowe Price Retirement 2050	1,349	12.74	17,190	468	13.41	6,278
T. Rowe Price Retirement Bal	—	—	—	4,663	14.84	69,204
Templeton Global Bond Adv	38,231	11.53	440,803	27,920	12.41	346,493
Wasatch Intl Growth	4,231	30.22	127,856	7,871	26.23	206,455
Stage Stores, Inc. common stock	130,130	9.11	1,185,480	55,919	20.70	1,157,519
			$12,676,641			$14,426,866

Stage Stores, Inc. Nonqualified Deferred Compensation Plan
Notes to Financial Statements - (continued)

4.            FAIR VALUE MEASUREMENTS
In accordance with Accounting Standards Codification ("ASC") No. 820, Fair Value Measurements and Disclosures, the Plan defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  When determining the fair value measurements for assets and liabilities which are required to be recorded at fair value, the Plan considers the principal or most advantageous market in which the Plan would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions and credit risk. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.
Common Stocks. Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual Funds. Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
  The Plan applies the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels, and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1 -	Quoted prices in active markets for identical assets or liabilities.

Level 2 -
Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 -	Inputs that are generally unobservable and typically reflect the Plan Administrator's estimates of assumptions that market participants would use in pricing the asset or liability.

Using the market approach, the following table presents the Plan's assets measured at fair value on a recurring basis:

	December 31, 2015
	Balance	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Mutual funds	$11,491,161	$11,491,161	$—	$—
Stage Stores, Inc. common stock	1,185,480	1,185,480	—	—
	$12,676,641	$12,676,641	$—	$—

Stage Stores, Inc. Nonqualified Deferred Compensation Plan
Notes to Financial Statements - (continued)

	December 31, 2014
	Balance	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Mutual funds	$13,269,347	$13,269,347	$—	$—
Stage Stores, Inc. common stock	1,157,519	1,157,519	—	—
	$14,426,866	$14,426,866	$—	$—
For the years ended December 31, 2015 and 2014, there were no transfers between levels.

4.            ADMINISTRATIVE EXPENSES
All administrative expenses of the Plan are paid by the Company.

5.            INCOME TAX STATUS
           The Plan, being operated as a nonqualified deferred compensation plan, is not subject to Federal income tax.  A nonqualified deferred compensation arrangement effectively defers compensation for individual Participants.

6.            EXEMPT PARTY-IN-INTEREST TRANSACTIONS
At December 31, 2015 and 2014, the plan held $1,185,480 and $1,157,519, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $1,468,105 and $943,310, respectively. During the years ended December 31, 2015, 2014 and 2013 the Plan recorded dividend income of $21,388, $31,397 and $27,537, respectively, on investments held in the Company's stock. In addition, certain mutual fund investments of the Plan are managed by Fidelity Management Trust Company, the Plan Administrator. Therefore, these transactions qualify as exempt party-in-interest transactions.
7.           SUBSEQUENT EVENTS
The Committee has evaluated subsequent events through March 15, 2016, the date the financial statements were available to be issued, and has concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

EXHIBITS

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

STAGE STORES, INC. NONQUALIFIED
DEFERRED COMPENSATION PLAN

Dated: March 15, 2016	/s/ Oded Shein
Oded Shein
Executive Vice President, Chief Financial Officer and Treasurer
On behalf of the Plan Administrative Committee